Exhibit 99.1

GERDAU S.A.
Condensed consolidated
interim financial information
at September 30, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gerdau S.A.
Porto Alegre - Brazil

We have reviewed the accompanying condensed consolidated balance sheet of Gerdau S.A. and subsidiaries as of September 30, 2007, and the related condensed consolidated statements of income, of comprehensive income and of cash flows for the three-month and nine-month periods then ended, and of changes in shareholder’s equity for the nine-month period then ended. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Auditores Independentes
Porto Alegre, Brazil
December 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheet as of September 30, 2006, and the related condensed consolidated statements of income, of comprehensive income, and of cash flows for each of the three-month and nine-month periods ended September 30, 2006 and of changes in shareholders’ equity for the nine-month period ended September 30, 2006 of Gerdau S.A. and its subsidiaries (the “Company”). This interim financial information is the responsibility of the Company’s management.

The review of the interim financial information of: (a) Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment of 1.1% of total consolidated assets as of September 30, 2006 and equity in income of 9.5% and 5.8% of income before taxes on income and minority interests for the three-month and nine-month periods ended September 30, 2006, respectively, and (b) Aços Villares S.A. a subsidiary, which statements reflect total assets of 6.0% of the related consolidated total as of September 30, 2006, and total net sales of 6.7% and 6.5% of the related consolidated total for the three-month and nine-month periods ended September 30, 2006, respectively; have been carried out by other accountants.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other accountants, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for the year then ended (not presented herein), and in our report dated April 20, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil

February 28, 2007, except for the 5th
paragraph of this review report
as to which the date is April 20, 2007

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

ASSETS

		September 30, (Unaudited)		December 31,
	Note	2007	2006	2006
Current
Cash and cash equivalents		673,064	459,056	485,498
Restricted cash		12,962	9,159	13,512
Short-term investments
Trading		1,900,472	1,881,185	2,221,422
Available for sale		171,272	268,538	123,430
Held to maturity		-	138,485	138,200
Trade accounts receivable, net		1,874,147	1,230,410	1,283,420
Inventories	3	3,239,795	2,205,641	2,380,878
Unrealized gains on derivatives	9	623	772	2,660
Deferred income taxes		59,202	69,122	51,730
Tax credits		290,885	205,116	253,519
Prepaid expenses		59,468	48,077	39,301
Other current assets		124,473	63,333	90,860
Total current assets		8,406,363	6,578,894	7,084,430

Non-current assets
Property, plant and equipment, net	4	8,234,394	5,536,550	5,990,629
Deferred income taxes		201,708	213,115	187,710
Judicial deposits	6	96,768	76,112	80,103
Unrealized gains on derivatives	9	2,979	4,599	6,623
Tax credits		258,197	110,480	192,967
Equity investments		315,627	196,639	197,511
Investments at cost		18,864	11,339	11,377
Intangible assets		608,082	-	23,085
Goodwill		3,296,634	215,421	336,768
Prepaid pension cost		285,688	96,301	243,558
Advance payment for acquisition of investment		14,895	14,895	14,895
Other non-current assets		196,530	144,234	119,209
Total assets		21,936,729	13,198,579	14,488,865

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except number of shares)

LIABILITIES AND SHAREHOLDER’S EQUITY

		September 30, (Unaudited)		December 31,
Current liabilities	Note	2007	2006	2006

Short-term debt	5	663,718	586,947	503,299
Current portion of long-term debt	5	1,641,920	464,109	561,821
Trade accounts payable		1,405,177	1,036,994	1,113,338
Income taxes payable		57,828	79,899	41,810
Unrealized losses on derivatives	9	744	293	1,258
Deferred income taxes		70,946	90,867	25,230
Payroll and related liabilities		296,270	162,261	177,421
Dividends and interest on equity payable		1,618	1,365	99,003
Taxes payable, other than income taxes		341,464	141,831	182,136
Other current liabilities		246,350	227,567	218,987
Total current liabilities		4,726,035	2,792,133	2,924,303

Non-current liabilities
Long-term debt, less current portion	5	6,055,665	2,630,825	3,128,868
Debentures	5	564,291	442,665	443,280
Deferred income taxes		865,331	354,417	416,046
Accrued pension and other post-retirement benefits obligation		279,885	219,918	251,415
Provision for contingencies	6	235,728	188,110	189,725
Unrealized losses on derivatives	9	3,661	6,165	10,489
Deferred credit related to acquisition of Corporación Sidenor		115,625	-	106,899
Other non-current liabilities		230,805	183,357	204,710
Total non-current liabilities		8,350,991	4,025,457	4,751,432

Total liabilities		13,077,026	6,817,590	7,675,735

Commitments and contingencies	6

Minority interest		2,295,921	1,714,969	1,882,489

SHAREHOLDERS' EQUITY	7

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,041 shares issued at September 30, 2007 and 2006 and at December 31, 2006.		2,253,377	2,253,377	2,253,377
Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at September 30, 2007 and 2006 and at December 31, 2006.		1,179,236	1,179,236	1,179,236
Additional paid-in capital		133,721	130,938	131,546
Treasury stock - 4,973,773 and 5,120,776 preferred shares at September 30, 2007 and 2006, respectively, and 5,103,345 at December 31, 2006.		(44,842)	(46,167)	(46,010)
Legal reserve		86,524	6,928	74,420
Retained earnings		2,413,506	1,308,890	1,459,818
Accumulated other comprehensive income (loss)
- Foreign currency translation adjustment		515,160	(132,078)	(151,798)
- Unrealized net gains and losses on pension and postretirement benefits, net of tax		17,112	-	30,052
- Unrealized gain on available for sale securities, net of tax		9,988	-	-
- Additional minimum pension liability		-	(35,104)	-
Total shareholders' equity		6,563,782	4,666,020	4,930,641
Total liabilities and shareholders' equity		21,936,729	13,198,579	14,488,865

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (Unaudited)
(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended		Nine-month period ended
	Note	September 30,		September 30,
		2007	2006	2007	2006
Sales		4,487,457	3,407,444	12,590,126	9,858,737
Less: Federal and state taxes on sales		(432,293)	(306,665)	(1,125,462)	(892,923)
Less: Discounts		(80,412)	(43,754)	(209,053)	(115,602)

Net sales		3,974,752	3,057,025	11,255,611	8,850,212
Cost of sales		(2,960,183)	(2,280,119)	(8,410,876)	(6,508,181)

Gross profit		1,014,569	776,906	2,844,735	2,342,031
Sales and marketing expenses		(85,009)	(60,718)	(241,977)	(188,275)
General and administrative expenses		(241,532)	(209,298)	(696,830)	(623,779)
Other operating income (expenses), net		(78,534)	25,589	(38,918)	88,345

Operating income		609,494	532,480	1,867,010	1,618,323

Financial expenses		(172,105)	(111,343)	(398,564)	(296,875)
Financial income		112,009	28,382	321,933	253,335
Foreign exchange gains and losses, net		44,563	(14,317)	256,818	101,433
(Losses) gains on derivatives, net		22,078	(11,210)	(8,594)	(639)
Equity in earnings of unconsolidated companies, net		14,569	44,029	53,395	110,505

Income before taxes on income and minority interest		630,608	468,022	2,091,998	1,786,083

Provision for taxes on income	11
Current		(129,144)	(131,103)	(403,822)	(378,548)
Deferred		21,375	24,228	(25,181)	(19,203)
		(107,769)	(106,876)	(429,003)	(397,752)

Income before minority interest		522,839	361,146	1,662,995	1,388,331

Minority interest		(111,966)	(93,071)	(410,856)	(272,618)

Net income		410,873	268,075	1,252,139	1,115,713

Per share data (in US$)	8
Basic earnings per share
Preferred		0.62	0.40	1.89	1.68
Common		0.62	0.40	1.89	1.68

Diluted earnings per share
Preferred		0.61	0.40	1.87	1.66
Common		0.61	0.40	1.87	1.66

Number of weighted-average common shares outstanding - Basic and diluted		231,607,008	231,607,008	231,607,008	231,607,008
Number of weighted-average preferred shares outstanding - Basic		430,984,652	431,232,372	430,946,813	432,447,519
Number of weighted-average preferred shares outstanding - Diluted		437,750,277	437,916,890	437,712,746	438,903,821

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (Unaudited)
(in thousands of U.S. Dollars)

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Net income as reported in the consolidated statement of income	410,873	268,075	1,252,139	1,115,713
Amortization of unrealized losses on pension and postretirement obligation, net of tax	(3,366)	-	(12,940)	-
Unrealized gain on available for sale securities, net of tax	(4,018)	-	9,988	-
Foreign currency translation adjustments	229,248	25,867	666,958	243,545

Comprehensive income for the period	632,737	293,942	1,916,145	1,359,258

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)
(in thousands of U.S. Dollars, except per share data)

								Cumulative
				Additional				other
		Preferred	Common	paid-in	Treasury	Legal	Retained	comprehensive
	Note	shares	shares	capital	stock	reserve	earnings	loss	Total
Balances as of January 1, 2006		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		-	-	-	-	-	1,115,713	-	1,115,713
Capitalization of reserves		796,898	423,333	-	-	(210,912)	(1,009,319)	-	-
Appropriation of reserves		-	-	-	-	19,155	(19,155)	-	-
Purchase of treasury preferred shares	7	-	-	-	(32,909)	-	-	-	(32,909)
Foreign currency translation adjustment		-	-	-	-	-	-	243,545	243,545
Dividends - $0.32 per Common share and per Preferred share	7	-	-	-	-	-	(209,411)	-	(209,411)
Stock option exercised during the period		-	-	(4,348)	8,693	-	-	-	4,345
Stock option plan expense recognized during the period		-	-	1,139	-	-	-	-	1,139

Balances as of September 30, 2006		2,253,377	1,179,236	130,938	(46,167)	6,928	1,308,890	(167,182)	4,666,020

Balances as of January 1, 2007		2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641
Net income		-	-	-	-	-	1,252,139	-	1,252,139
Appropriation of reserves		-	-	-	-	12,104	(12,104)	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	666,958	666,958
Dividends - $0.43 per Common share and per Preferred share	7	-	-	-	-	-	(287,021)	-	(287,021)
Amortization of SFAS 158 transition amount, net of tax		-	-	-	-	-	-	(12,940)	(12,940)
Unrealized gains on securities available for sale, net of tax		-	-	-	-	-	-	9,988	9,988
Stock option exercised during the period		-	-	-	1,168	-	674	-	1,842
Stock option plan expense recognized during the period		-	-	2,175	-	-	-	-	2,175

Balances as of September 30, 2007		2,253,377	1,179,236	133,721	(44,842)	86,524	2,413,506	542,260	6,563,782

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)
(in thousands of U.S. Dollars)

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Cash flows from operating activities
Net income	410,873	268,075	1,252,139	1,115,713
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	176,720	148,145	463,898	391,061
Equity in earnings on unconsolidated companies, net	(14,569)	(44,029)	(53,395)	(110,505)
Foreign exchange loss	(44,563)	14,317	(256,818)	(101,433)
Losses (gains) on derivative instruments	(22,078)	11,210	8,594	639
Minority interest	111,966	93,071	410,856	272,618
Deferred income taxes	(21,375)	(24,391)	25,181	19,040
Loss (gain) on disposal of property, plant and equipment	14,793	(2,699)	24,173	(12,927)
Provision for doubtful accounts	3,420	1,716	6,902	7,546
Provision for contingencies	17,189	(16,328)	21,180	(20,961)
Distributions from joint ventures	20,417	37,293	52,078	98,446
Melt shop closure expenses	-	9,400	-	9,400
Other	-	4,007	(35)	4,007

Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(29,337)	120,996	(369,715)	(140,095)
Increase in inventories	(219,055)	(120,613)	(354,137)	(90,188)
Increase (decrease ) in accounts payable and accrued liabilities	100,728	(159,428)	193,052	55,201
Decrease (increase) in other assets	(144,632)	419,691	27,111	289,815
Increase (decrease) in other liabilities	198,748	(532,227)	278,006	(461,938)
Purchases of trading securities	(578,381)	(1,667,728)	(992,509)	(2,061,905)
Proceeds from maturities and sales of trading securities	653,943	1,444,083	1,595,469	2,042,977
Net cash provided by operating activities	634,807	4,559	2,332,030	1,306,509

Cash flows from investing activities
Additions to property, plant and equipment	(309,640)	(293,093)	(1,053,390)	(789,479)
Payment for acquisitions in North America	(4,248,774)	4,399	(4,253,762)	(110,438)
Payment for acquisition in Argentina	-	(4,066)	(3,916)	(7,982)
Payment for acquisition in Spain	-	(3,929)	-	(204,011)
Advance payment for acquisition in Peru	-	(7,864)	-	(68,562)
Payment for acquisition in Mexico	-	-	(258,840)	-
Payment for acquisition in Dominican Republic	-	-	(42,900)	-
Payment for acquisition in Venezuela	(87,906)	-	(92,499)	-
Cash balance of acquired companies	541,445	154,307	551,097	220,749
Loans made to related party	-	-	(72,000)	-
Purchases of available for sale securities	(197,634)	(415,023)	(659,292)	(1,305,568)
Proceeds from maturities and sales of available for sale and held to maturity securities	308,795	387,000	696,426	1,037,030
Net cash used in investing activities	(3,993,714)	(178,269)	(5,189,076)	(1,228,261)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)
(in thousands of U.S. Dollars)

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Cash flows from financing activities
Cash dividends and interest on equity paid	(92,090)	(65,048)	(398,988)	(357,844)
Purchase of treasury shares	-	(13,455)	-	(32,909)
Proceeds from exercise of employee stock options	850	2,489	1,842	6,834
(Increase) decrease in restricted cash	504	(5)	498	(9,159)
Debt issuance	4,293,739	462,390	4,960,608	1,191,024
Repayment of debt	(671,438)	(500,576)	(1,549,268)	(961,707)
Net related party debt loans and repayments	(7,365)	19,384	(11,324)	2,869
Net cash provided by (used in) financing activities	3,524,200	(94,820)	3,003,368	(160,891)

Effect of exchange rate changes on cash	15,007	(4,730)	41,244	9,324

Increase (decrease) in cash and cash equivalents	180,300	(273,260)	187,566	(73,319)
Cash and cash equivalents at beginning of period	492,764	732,316	485,498	532,375
Cash and cash equivalents at end of period	673,064	459,056	673,064	459,056

Non-cash transactions
Capitalization on related party debt used to increase equity interest on Multisteel Business Holdings Corp. on July 2, 2007 (Note 2.8 c)	72,000	-	72,000	-

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

1	Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina, Spain, Peru and as from this year also in Mexico and Venezuela (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Colombia, Spain, Peru and, to a lesser extent, in Argentina, Mexico, Venezuela, Dominican Republic, India and Uruguay.

2	Basis of presentation

2.1	Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its legal financial statements. In accordance with Brazilian Securities Commission (CVM) rules, the Company has started to present its consolidated financial statements under IFRS (International Financial Reporting Standards) beginning the third quarter of 2007. The consolidated financial statements under IFRS are prepared in Brazilian reais.

The condensed consolidated financial information as of and for the three-month and nine-month periods ended September 30, 2007 and 2006 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month and nine-month periods ended September 30, 2007 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2006 and should be read in conjunction therewith.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States of America.

2.2	Recently issued accounting standards

In February, 2007, the FASB (Financial Accounting Standards Board) issued SFAS (Statements of Financial Accounting Standards) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. The SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is in the process of evaluating the financial impact of adopting SFAS 159.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. The SFAS 141 - Revised 2007 was issued to converge USGAAP to IFRS, therefore several changes were made regarding accounting treatment for business combinations. The major changes provided by this Statement are related to accounting for business combinations costs, which can no longer be considered as part of the total consideration paid; accounting for all assets acquired, liabilities assumed and non-controlling interests of the acquired entity at fair value, at full amounts of their fair values, and not on the percentage of the shares acquired; measurement and recognition of contractual contingencies as of the acquisition date, and provides also guidance on the subsequent accounting treatment for these situations; recognition of contingent consideration as part of the goodwill computation on the date of acquisition, and not after the contingent is resolved, and defines also the concept of bargain purchase, in which the fair value of the acquired assets, assumed liabilities and non-controlling interest of the acquired company are higher than the total consideration paid, and defines this bargain purchases shall be recognized as a gain on income from operations when they arise, and not to be allocated to the eligible assets. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. The Company is in the process of evaluating the financial impact of adopting SFAS 141 - Revised 2007.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interests in Consolidated Financial Statements - an amendment of ARB No. 51”, which was also issued to converge USGAAP to IFRS. The major changes provided by this Statement are related to the classification of noncontrolling interest as part of the equity, an not as a liability or a mezzanine section between liabilities and equity, as well as the classification of the noncontrolling interest on income of operations, which now should be shown as income attributable to noncontrolling interest, and should not anymore be recognized as an expense or gain to arrive at net income from operations; this Statement also provides guidance on the deconsolidation of subsidiary, in order to measure the gain or loss on this deconsolidation using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment. This Statement is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and the entity cannot apply it before that date. The Company is in the process of evaluating the financial impact of adopting SFAS 160.

2.3	Adoption of new accounting standards

The Company adopted FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. The Company records expenses for planned major maintenance activities and the costs for plant shutdowns as operating expenses are incurred previously the issuance of this FSP; therefore, no impact for the adoption of this new standard was recorded.

The Company adopted the provisions of FIN (FASB Interpretation) No. 48, “Accounting for Uncertainty in Income Taxes” on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. As of January 1, 2007, the Company had $29,233 of unrecognized tax benefits, of which $21,633 would, if recognized, decrease the Company’s effective tax rate. There have been no material changes to these amounts during the nine months ended September 30, 2007. The Company does not expect any significant increases or decreases to the unrecognized tax benefits within the next 12 months. The Company fully reserved for exposures related to reliance on Canadian proposed legislation. It is reasonably possible that the legislation will be enacted as currently proposed within the next 12 months. The Company’s unrecognized tax benefits will decrease by $8,100 in the period of enactment.

The Company has also reclassified an amount of $9,546 related to tax contingencies from “Provision for contingencies” to “Other long term liabilities” as of September 30, 2007. Such amounts are related to income taxes benefits previously recorded on its tax books, but for which Company’s legal advisors considered as a probable loss contingency. These same contingencies were not reclassified for the periods ended September 30, 2006 and December 31, 2006. Such contingencies amount to $12,568 and 12,759, respectively.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of January 1, 2007 the Company had approximately $1,400 of accrued interest and penalties related to its uncertain tax positions.

The Company has several different tax years open to examinations, since each fiscal authority of each country in which the Company operates has different timing for tax examinations. In most cases, the years from 2001 to 2006 remains open for tax examinations.

2.4	Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in U.S. dollars, are translated from the functional currency into the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.5	Controlling shareholder

As of September 30, 2007, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.53% (December 31, 2006 and September 30, 2006 - 44.81% and 44.81% respectively) of the total capital of the Company. MG’s share ownership consisted of 74.94% as of September 30, 2007 (75.73% for December 31, 2006 and September 30, 2006) of the Company’s voting common shares and 28.38% (in all periods presented) of its non-voting preferred shares.

2.6	Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans. The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 - R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company applied the modified prospective application method to account for the implementation of SFAS 123R, which consists in recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, includes the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to five years after vested.

During the three-month and nine-month periods ended September 30, 2007, the Company recognized $935 and $2,175 of stock compensation costs related to the options issued during 2007. At September 30, 2007, the remaining unrecognized compensation cost related to these unvested options was approximately $9,422 and the weighted-average period of time over which this cost will be recognized is 3.15 years.

Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward Gerdau Ameristeel’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Gerdau Ameristeel’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.

An award of approximately $6,600 was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period. In addition, a grant of SARs of approximately $1.2 million was provided to a participant in 2007 which is being accrued over the four year vesting period.

During the nine months ended September 30, 2007, Gerdau Ameristeel recognized $800 of stock compensation costs related to the options issued during 2007. At September 30, 2007, the remaining unrecognized compensation cost related to these unvested options was approximately $1,400 and the weighted-average period of time over which this cost will be recognized is 3 years.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Methodology and assumptions used to estimate grant-date fair value

The Company has selected the Black-Scholes model to estimate the grant-date fair value of stock based compensation. Under SFAS 123R, the Company is required to estimate forfeitures when determining the stock based compensation expense as opposed to recognizing the forfeitures and the corresponding reduction in expense when they occur. The following weighted-average assumptions were used to estimate the compensation expense following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for options granted during the nine-month period ended September 30, 2007	Gerdau	Gerdau Ameristeel
	S.A.	Corp.

Expected dividend yield:	4.32%	4.00%
Expected stock price volatility:	38.72%	50.50%
Risk-free rate of return:	12.40%	4.51%
Expected life:	4.9 years	6.25 years

Assumptions for options granted during the nine-month period ended September 30, 2006	Gerdau	Gerdau Ameristeel
	S.A.	Corp

Expected dividend yield:	9.9%	0.8%
Expected stock price volatility:	49%	47.39%
Risk-free rate of return:	12.80%	4.68%
Expected life:	4.9 years	6.25 years

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Summary of the Gerdau Plan and of the Gerdau Ameristeel plans

A summary of the Gerdau Plan is as follows:

	Nine-month period ended September 30, 2007
	Number of	Weighted-average
Gerdau S.A. Plans	shares	exercise price
		US$
Outstanding at December 31, 2006	3,963,033	7.51
Granted	778,239	17.12
Forfeited	(100,303)	11.70
Exercised	(129,571)	6.95
Outstanting at September 30, 2007	4,511,398	10.44
Options exercisable	-

US$
Proceeds from stock options exercised	931
Intrinsic value of stock options exercised	1,749

A summary of the Gerdau Ameristeel plans is as follows:

	Nine-month period ended Septembre 30, 2007
	Number	Weighted-average
Gerdau Ameristeel Plans	of shares	exercise price
		US$
Outstanding at December 31, 2006	1,418,511	5.37
Granted	454,497	10.90
Exercised	(348,894)	3.46
Forteited	(23,783)	9.55
Expired	(87,500)	20.06
Outstanding at September 30, 2007 (a)	1,412,831	7.00
Options exercisable	884,097

(a) At September 30, 2007, the weighted-average remaining contractual life of options outstanding was 5.79 years.

At September 30, 2007, the aggregate intrinsic value of options outstanding and options exercisable were both $8,000 and $7,300, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the nine months ended September 30, 2007 are provided in the following table:

US$
Proceeds from stock options exercised	1,216
Tax benefit related to stock options exercised	1,124
Intrinsic value of stock options exercised	2,927

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

For the nine months ended September 30, 2007 and 2006 Gerdau Ameristeel recorded $16,000 and $30,600, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.

2.7	Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest-entities on which the Company is considered to be the primary beneficiary (even when the Company may not have the majority voting interest). The following list presents the interests in the consolidated operational subsidiaries, as follows:

	Percentage interest (%)
	September 30,	September 30,
	2007	2006
Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Chaparral Steel Company (USA) (See Note 2.8h)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA)	65	-
Pacific Coast Steel Inc. - PCS (USA)	36	-
Gerdau Açominas S.A. (Brazil)	89	89
Gerdau Aços Especiais S.A. (Brazil)	89	89
Gerdau Aços Longos S.A. (Brazil)	89	89
Gerdau América do Sul Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	89	89
Diaco S.A. (Colômbia)	57	57
Grupo Feld, S.A. de C.V. (Mexico) and its subsidiaries (See Note 2.8a )	100	-
Siderurgica Tultitlan S.A. de C.V. (Mexico)	100	-
Ferrotultitlán, S.A. de C.V. (Mexico)	100	-
Arrendadora Valle de Mexico, S.A. de C.V. (Mexico)	100	-
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. - Margusa (Brazil)	89	89
Paraopeba - Fundo de Investimento Renda Fixa (Brazil)	95	95
Seiva S.A. - Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	72	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. and its subsidiaries (Spain)	40	40
Sidenor Industrial S.L. (Spain)	40	40
Forjanor S.L. (Spain)	40	40
Aços Villares S.A. (Brazil)	23	23
Empresa Siderúrgica del Peru S.A.A. - “Siderperu” (Peru) (See Note 2.8f)	83	-
Siderúrgica Zuliana C.A. ( See Note 2.8b)	100	-

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

2.8	Acquisitions

(a) Grupo Feld S.A. de C. V.

On March 28, 2007, the Company has acquired 100% of capital stock of Grupo Feld S.A. de C.V., a Mexican Group which owns three companies: Siderurgica Tultitlán S.A. de C.V. (“Sidertul”), a long steel mini-mill located on Ciudad de México, which produces 350,000 tones of crude steel and 330,000 tones of rolled steel; Ferrotultitlán S.A. de C.V. (“Ferrotul”), which is the trading company of the group, and basically trades steel products produced by Sidertul, and also Arrendadora Valle de Mexico S.A. de C.V. (“Arrendadora”), which is a real state company which owns the land and buildings were Sidertul is located. The financial statements of the Company include the results of this acquisition from the date of acquisition.

Total price paid for this acquisition was $258,840. The Company has made a preliminary estimation of fair value of assets acquired and liabilities assumed, and those assets and liabilites are described below:

Net assets (liabilities) acquired
Current assets	43,648
Property, plant and equipment	108,522
Other non-current assets	3,862
Goodwill	124,977
Current liabilities	(20,783)
Non-current liabilities	(1,386)
258,840

Purchase price	258,840

(b) Siderúrgica Zuliana C.A.

On June 15, 2007, the Company has acquired 100% of capital stock of Siderúrgica Zuliana C.A., a Venezuelan company which operates one steel mill in the city of Ciudad Ojeda, Venezuela, with an annual production capacity of 300,000 tones of crude steel and 200,000 tones of rolled steel. The financial statements of the Company include the results of this acquisition from the date of acquisition.

Total consideration for this acquisition was $92,499, which has been paid during the second and third quarter of the year. The Company has made a preliminary estimation of fair value of assets acquired and liabilities assumed, and those assets and liabilities are described below:

Net assets (liabilities) acquired
Current assets	12,296
Property, plant and equipment	27,960
Other non-current assets	1,010
Goodwill	58,293
Current liabilities	(4,710)
Non-current liabilities	(2,350)
92,499

Purchase price	92,499

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

(c) Multisteel Business Holdings Corp.

On May 25, 2007, the Company has acquired a 30.45% interest on Multisteel Business Holdings Corp., which is a holding company of Indústrias Nacionales, C. por A. (“INCA”), a company located in Santo Domingo, Dominican Republic. INCA is a rolling mill steel company, with annual capacity of around 350,000 tonnes of rolled steel. This partnership will allow the Company to access the Caribbean market.

Total consideration paid for this interest was $42,900, and the Company has preliminary computed a goodwill of $21,626, which was not yet allocated. This investment is recorded under the equity method. As per the purchase agreement, the Company agrees to pay contingent consideration based on futures earnings of the acquired investment. Such earn-out clauses provides for additional payment if a certain level of EBITDA (defined in the contract) is reached on the following 5 years. Such contingent consideration will be included in the goodwill, when it is considered as a liability of the Company.

On July 2, 2007, the Company has increased its equity interest on Multisteel Business Holdings Corp from 30.45% to 49%, through the capitalization of intercompany loans totaling $72,000. This investment is recorded under the equity method, and the Company has computed a preliminary goodwill of $ 21,179.

(d) SJK Steel Co.

On June 22, the Company and Kalyani Group, from India, have signed a joint venture agreement for an investment in Tadipatri, India. The joint venture involves a stake of 45% of ownership of SJK Steel Co., a steel making company with two LD converters, one continuous cast mill and also a facility for pig iron production. The agreement provides for joint control, and investments are estimated in $71,000, depending on several preceding conditions, which were not met at September 30, 2007. Therefore, no cash was effectively paid out on this date.

(e) Valley Places, Inc,

On June 17, 2007, Pacific Coast Steel (“PCS”), a 55% owned joint venture of the Company completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada, for approximately $8,800. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business. VPI currently employs more than 110 field ironworkers and specializes in smaller commercial, retail and public works projects.

(f) Empresa Siderúrgica del Perú S.A.A - Siderperu

During the second quarter of 2007, the Company has finalized its process of purchase price allocation for the acquisition of Siderperu. According to the final estimation of fair value acquired, the Company has determined the fair value of consideration given was lower than the fair value of assets acquired and liabilities assumed; therefore, the Company identified a negative goodwill in this acquisition. Such negative goodwill was allocated to the long term assets acquired, reducing the amount of fair value initially computed. The following table summarizes the final computation of estimated fair value of assets acquired and liabilities assumed for Siderperu as of the date of the acquisition, including final allocation of negative goodwill:

Net assets (liabilities) acquired
Current assets	116,533
Property, plant and equipment	138,823
Other non-current assets	290
Current liabilities	(137,487)
Non-current liabilities	(18,589)
Minority interest	(12,651)
86,919

Purchase price	77,427
Plus transaction costs	9,492
Total purchase price consideration	86,919

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

(g) D&R Steel

On August 27, 2007, the subsidiary Gerdau Ameristeel completed the acquisition of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona. As a result of this acquisition, the Company recorded total assets of $3,200, goodwill and intangibles of $3,000 and liabilities of $1,300.

(h) Chaparral

On September 14, 2007, the subsidiary Gerdau Ameristeel completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the subsidiary’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4,237,530 in cash, plus the assumption of certain liabilities of the acquired company.

The consolidated financial statements of the Company include the results of these acquisitions from the date of acquisition.

The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition September 14, 2007:

Current assets	1,045,273
Property, plant and equipment	753,408
Intangible assets	591,472
Other non-current assets	11,519
Current liabilities	(507,913)
Non-current liabilities	(416,777)
Net fair market value	1,476,982
Goodwill	2,760,548
Total consideration allocated	4,237,530

The preliminary purchase price allocation to the identifiable intangible assets is as follows:

		Remaining
		useful life
Customer relationship	548,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	9 years
Order backlog	13,472	1.5 months
	591,472

The goodwill has been allocated to North America segment (see note 10). The purchase intangibles and goodwill are not deductible for tax purposes, however purchase accounting requires the establishment of deferred tax liabilities related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

As a result of the transactions closing late in the third quarter of 2007, the Company has not finalized the fair market value appraisal of all assets and liabilities or the total costs of the transaction.

The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of each of the periods shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future.

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006

Net sales	4,375,727	3,465,743	12,563,879	10,037,978
Net income	403,349	226,553	1,264,543	1,040,629

Basic earnings per share - common and preferred	0.61	0.34	1.91	1.57
Dilluted earnings per share - common and preferred	0.60	0.34	1.89	1.55

The unaudited pro forma information presented above reflects the results of operations for three and nine months ended September 30, 2007 and 2006 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($24,100 net of tax) has been recorded as a reduction of net income in each period.

The pro forma information for the three months ended September 30, 2007 and September 30, 2006 has been prepared by combining (i) Companys’s consolidated statement of earnings for the three months ended September 30, 2007 and September 30, 2006 and (ii) Chaparral’s consolidated statement of operations for the three months ended August 30, 2007 and August 30, 2006, respectively.

The pro forma information for the nine months ended September 30, 2007 has been prepared by combining (i) Company’s consolidated statement of earnings for the nine months ended September 30, 2007 and (ii) Chaparral’s consolidated statement of operations for the nine months ended August 30, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007. The 2006 comparative information was prepared in a similar manner.

3	Inventories

	September 30,		December
	2007	2006	31, 2006
Finished products	1,194,017	811,454	891,724
Work in process	740,106	501,134	539,496
Raw materials	703,387	580,977	519,245
Packaging and maintenance supplies	463,577	230,246	317,169
Advances to suppliers of materials	138,708	81,830	113,244
	3,239,795	2,205,641	2,380,878

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

4	Property, plant and equipment, net

	September 30,		December 31,
	2007	2006	2006
Buildings and improvements	1,965,318	1,397,611	1,555,944
Machinery and equipment	6,961,949	4,857,463	5,283,344
Vehicles	73,945	50,503	50,542
Furniture and fixtures	88,665	59,517	71,847
Other	480,480	326,823	360,346
	9,570,357	6,691,917	7,322,023
Less: Accumulated depreciation	(3,855,096)	(2,684,308)	(2,994,815)
	5,715,261	4,007,609	4,327,208
Land	472,806	297,447	384,482
Construction in progress	2,046,327	1,231,494	1,278,939
Total	8,234,394	5,536,550	5,990,629

As of September 30, 2007, machinery and equipment with a net book value of $981,498 was pledged as collateral for long-term debt.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

5	Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars and euros. Advances received against export commitments are obtained from commercial banks with a commitment that the products will be exported.

Long-term debt

Long-term debt consisted of the following:

	Weighted
	average
	Annual Interest
	Rate % at
	September 30,	September 30,	September 30,	December 31,
	2007	2007	2006	2006
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	10.33%	66,464	46,803	50,532
Financing for investments	8.60%	72,877	191,819	426,907
Financing for machinery	10.33%	768,269	353,268	321,119

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços
Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	4.52%	300,704	114,217	107,872
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	600,000	600,000
Financing for machinery and others (US$)	7.44%	725,106	677,434	867,817
Export Receivables Notes by Gerdau Açominas (US$)	7.37%	175,905	213,996	203,882
Advances on exports (US$)	6.83%	331,697	288,557	309,663
Financing for investments (US$)		-	13,524	13,181

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa, Gerdau Aza S.A., Siderperú and Siderúrgica Zuliana
Financing for investments (US$)		-	51,375	45,667
Working capital (US$)	4.52%	183,931	-	-
Working capital (Chilean pesos)	7.50%	3,147	-	3,483
Working capital (Colombian Pesos)	8.23%	1,222	18	1,134
			-
(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.38%	400,524	399,424	397,512
Bridge Loan Facility (US$)	Libor + 0.8%	1,000,000
Term Loan Facility (US$)	Libor + 1.25%	2,750,000
Senior Secured Credit Facility	6.13%	150,000	448	490
Industrial Revenue Bonds (US$)	3.89% to 6.38%	54,600	31,600	31,600
Other	6.26%	5,068	3,490	4,995

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	5.15%	108,071	108,961	304,835
		7,697,585	3,094,934	3,690,689
Less: current portion		(1,641,920)	(464,109)	(561,821)
Long-term debt, excluding debentures, less current portion		6,055,665	2,630,825	3,128,868

2008	233,407
2009	627,622
2010	472,074
2011	749,126
After 2011	3,973,435
	6,055,665

IGPM (Índice Geral de Preços - Mercado - “General Index Price - Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas
TJLP (Taxa de Juros de Longo Prazo - “Long term interest rate”): Interest rate set by Government used to index long term loans granted by BNDES (Banco Nacional de Desenvolvimento Econômico e Social - “National Bank for Economic and Social Development”).

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian Reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGP-M.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At September 30, 2007, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the $600,000 with 8.875% p.a. of interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa, Gerdau AZA, Siderperú and Siderúrgica Zuliana

Most of debt in Latin America (except Brazil) is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in U.S. dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

The subsidiary Siderperú has obtained a financing for working capital of $110,140, maturing on 2014 with a variable rate of Libor + 0.9% p.a.. Such proceeds were used to pay out the outstanding debt with suppliers and credits acquired by the Company by the time of the acquisition of this subsidiary.

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing Senior Notes with aggregate principal in the amount of $405,000 and interest of 10 3/8%. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel’s first opportunity to call these senior notes is on July 15, 2007, at a redemption price that ranges from 105 3/8% to 100%, depending on the year the call is made.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

In 2005, Gerdau Ameristeel entered into a new Senior Secured Credit Facility, which provided commitments of up to $650,000 and expires on October 31, 2010. On February 6, 2007, Gerdau Ameristeel completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that are permitted to exist between the credit parties and Gerdau Ameristeel’s U.S. operating subsidiaries until July 31, 2007. The lenders concurrently waived a covenant non-compliance related to these balances. Gerdau Ameristeel is in compliance with the terms of the amended facility. The borrowings under the Senior Secured Credit Facility are secured by the Gerdau Ameristeel’s inventory and accounts receivable. At September 30, 2007, $150,000 was drawn against this facility and based upon available collateral under the terms of the agreement, approximately $432,800 was available under the Senior Secured Credit Facility, net of $62,700 of outstanding letters of credit.

On September 14, 2007, the Gerdau Ameristeel financed its acquisition of Chaparral Steel Company, in part, by a $1,150,000 Bridge Loan Facility and a $2,750,000 Term Loan Facility. On September 28, 2007, $150,000 million of the Bridge Loan Facility was paid using the Senior Secured Credit Facility.

The Bridge Loan facility matures 90 days from closing of the Chaparral acquisition (with an option to extend for an additional 90 days) and bears interest at Libor plus 0.80%. The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at Libor plus between 1.00% and 1.25%. The Bridge Loan Facility and the Term Loan Facility are not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and its Brazilian operating affiliates (Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especais and Gerdau Comercial de Aços) have guaranteed the obligations of the borrowers under both credit facilities.

(d) Lines of credit:

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços have obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $489,423, bearing interest of TJLP+3% p.a. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting to the investments made. At September 30, 2007, $291,164 was drawn against this facility. These contracts are guaranteed by INDAC (parent company of Metalúrgica Gerdau S.A.).

In August, 2006, Gerdau Açominas obtained approval of a credit facility with BNDES in the total amount of $187,476 for the increase of production capacity of liquid steel of its Ouro Branco mill, from the current total annual production of 3.0 million tons/year to 4.5 million tons/year, through investment in a new coke plant, sinter plant and a new blast furnace, and for the social projects to be conducted directly or in partnership with public or non-for-profit private institutions to assist local community. This credit facility bears interest of TJLP+2% p.a. Such contracts are guaranteed by INDAC and are also subject to some financial covenants based on financial information of Metalúrgica Gerdau. At September 30, 2007, $146,918 was drawn against this facility.

The Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% p.a. and interests, in the case disbursements are actually made, of Libor + 0.30% to 0.40% p.a.. At September 30, 2007, nothing was drawn under this facility.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Gerdau Açominas also has available the following lines of credit:

•
$267,000 from a consortium of banks leaded by Citibank, N.A, Tokyo Branch guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 10 years, with 2 grace years and 8 years for repayment, bearing interest of Libor +0.3% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At September 30, 2007, $253,000 was drawn against this facility.

•
$69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.22% p.a. At September 30, 2007, $47,000 were drawn against this facility.

•
$201,000 from BNP Paribas - France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. At September 30, 2007, $161,000 was drawn against this facility.

In March, 2007, the Company obtained an approval of a Commercial Loan with BNP Paribas, guaranteed by SINOSURE (China Export & Credit Insurance Corporation), in the total amount of $50,000. This loan has been taken in order to finance 15% of the new coke plant, sinter plant and a new blast furnace for the Ouro Branco mill. At September 30, 2007, $50,000 were drawn against this facility.

Gerdau AZA has available the following line of credit:

•	$88,889 of lines for working capital, bearing interest of 6.48% p.a. At September 30, 2007, no amounts were withdrawn.

Debentures

Debentures as of September 30, 2007 include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A., as follows:

			September 30,		December 31,
	Issuance	Maturity	2007	2006	2006
Debentures, denominated in Brazilian reais
Third series	1982	2011	70,450	54,878	57,782
Seventh series	1982	2012	79,787	17,581	18,121
Eighth series	1982	2013	186,312	113,200	110,225
Ninth series	1983	2014	165,588	84,385	77,167
Eleventh series	1990	2020	76,040	49,243	45,840
Aços Villares S.A.	2005	2010	167,190	132,526	143,424

Debentures, denominated in Canadian dollars

Gerdau Ameristeel’s convertible debentures	1997	2007	-	-	-
			745,367	451,814	452,559
Less debentures held by consolidated companies eliminated on consolidation			(179,779)	(7,706)	(7,908)
Total			565,588	444,108	444,651
Less: current portion (presented under Other current
liabilities in the consolidated balance sheet)			(1,297)	(1,443)	(1,371)
Total debentures - long-term			564,291	442,665	443,280

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 12.36%, 14.18% and 15.03% as of September 30, 2007 and 2006 and December 31, 2006, respectively.

Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years on September 1, 2010. The principal amount will be paid in 8 quarter installments beginning on December 1, 2008.

6	Commitments and contingencies

The Company and its subsidiaries are party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of September 30, 2007.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	September 30,		December 31,	September 30,		December 31,
Claims	2007	2006	2006	2007	2006	2006

Tax	168,217	133,444	134,038	74,415	52,916	59,642
Labor	56,417	42,628	43,866	15,509	15,098	12,330
Other	11,094	12,038	11,821	6,844	8,098	8,131
	235,728	188,110	189,725	96,768	76,112	80,103

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided as of September 30, 2007.

•
Of the total provision, $51,139 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI - Imposto sobre Produtos Industrializados”) and related charges, due to transactions carried out under drawback concessions originally granted and afterwards annulled by DECEX (Foreign Operations Department). Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the terms of the law. This demand is currently awaiting designation of a responsible judge of the Court.

•
$28,628 relates to amounts for State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•
$22,152 corresponds to contributions due to the social security authorities which are related to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security ("Instituto Nacional da Seguridade Social" - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last 10 years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

•
$18,409 relates to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” - ECE), as well as $11,818 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária - RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts. The Company has fully deposited in court the amount of the disputed charges.

•	The Company is also defending other taxes in the amount of $36,072 for which a provision has been made following advice from Company’s legal counsel.

Possible or remote losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•
The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $26,305. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•
The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $39,967. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•
The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” - REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment has been paid in May 31, 2005. There is a remaining balance being challenged amounting to $6,680, once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the management believes the refinancing program will be finally extinguished.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•
Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $14,454 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a 10 year moratorium for the payment of securities issued to cover court-order debt not related to food. There are no expectation of realization of this credit in 2007 or in the following years, therefore is not recognized.

•
The Company and its subsidiary Gerdau Açominas and Margusa - Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa - Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $128,418. The credit is not recognized due to the uncertainty of the realization.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of September 30, 2007 of $56,417. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at September 30, 2007, totaled $15,509.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $11,093 for these claims. Escrow deposits related to these contingencies, at September 30, 2007, amount to $6,844.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•
An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law - (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” - SEAE). The process was sent to the Administrative Council for Economic Defense - (“Conselho Administrativo de Defesa Econômica” - CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 ($133,270). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE. On June 28, 2007 was commanded the publication of the expedition, giving science to the parts of the judgment decision of the first resort on the anticipation maintenance of the granted guardianship, after the CADE plea.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $18,698 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $33,716 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $59,818, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those gains will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

7	Shareholders' equity

Share capital

As of September 30, 2007, 231,607,008 shares of Common stock and 435,986,041 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

On September 30, 2007, the Company held in treasury 4,973,773 preferred shares at a cost of $44,842 (5,120,776 preferred shares at September 30, 2006 and 5,103,345 at December 31, 2006 at a cost of $46,167 and at a cost of $46,010, respectively).

Dividends and interest on capital

On May 14, 2007, the Company has credited $111,305 as interest on capital, which constitutes a prepayment of statutory dividends.

On August 17, 2007, the Company has credited $101,855 as a prepayment of statutory dividends.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

8	Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconcile net income to the amounts used to calculate basic and diluted EPS.

Basic
	Nine-month period ended			Nine-month period ended
	September 30, 2007			September 30, 2006
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends interest on equity declared	100,333	186,688	287,021	73,037	136,374	209,411
Allocated undistributed earnings	337,373	627,745	965,118	316,098	590,204	906,302
Allocated net income available to
Common and Preferred shareholders	437,706	814,433	1,252,139	389,135	726,578	1,115,713

Basic denominator
Weighted-average outstanding shares, deducting the average treasury shares.	231,607,008	430,946,813		231,607,008	432,447,519

Earnings per share (in US$) - Basic	1.89	1.89		1.68	1.68

	Three-month period ended			Three-month period ended
	September 30, 2007			September 30, 2006
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends interest on equity declared	35,605	66,250	101,855	33,590	62,719	96,309
Allocated undistributed earnings	108,022	200,996	309,018	60,080	111,686	171,766
Allocated net income available to
Common and Preferred shareholders	143,627	267,246	410,873	93,670	174,405	268,075

Basic denominator
Weighted-average outstanding shares, deducting the average treasury shares.	231,607,008	430,984,652		231,607,008	431,232,372

Earnings per share (in US$) - Basic	0.62	0.62		0.40	0.40

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Dilluted

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	267,246	174,405	814,433	726,578
Add:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted toacquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell theirshares to Gerdau	1,459	935	4,424	3,747
	268,705	175,340	818,857	730,325
Net income allocated to common shareholders	143,627	93,670	437,706	389,135
Less:

Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted toacquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(1,459)	(935)	(4,424)	(3,747)
	142,168	92,735	433,282	385,388
Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008	231,607,008	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	430,984,652	431,232,372	430,946,813	432,447,519
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,319,677	2,426,421	2,072,485	2,138,885
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	3,540,014	2,820,476	3,708,103	2,863,809
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	905,934	1,437,621	985,346	1,453,609
Total	437,750,277	437,916,890	437,712,746	438,903,821

Earnings per share (in US$) - Diluted (Common and Preferred Shares)	0.61	0.40	1.87	1.66

9	Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and operations in Brazil

As part of its normal business operations, Gerdau and operations in Brazil have obtained U.S. dollars denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and operations in Brazil to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and operations in Brazil to changes in fair value on its debt. In order to manage such risks, Gerdau and operations in Brazil is used to enter into derivative instruments, primarily cross-currency interest rate swap contracts, but also interest rate swaps. Under the swap contracts Gerdau and operations in Brazil have the right to receive on maturity U.S. dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

Gerdau Açominas entered into interest rate swaps where it receives a variable interest rate based on LIBOR and pays a fixed interest rate in U.S. dollars. The agreements have a notional value of $299,125 and expiration date between June 15, 2010 and November 30, 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at September 30, 2007, is a gain of $ 1,423 (gain of $3,700 at September 30, 2006 and gain of $4,826 at December 31, 2006).

Gerdau Açominas also entered on a reverse swap where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on JIBOR in japanese yens, with a notional amount of $267,000. This swap has a final maturity date on March 24, 2016. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at September 30, 2007, is a gain of $1,025 (loss of $ 4,073 at September 30, 2006 and loss of $8,363 at December 31, 2006).

Gerdau Açominas also entered on a swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in U.S. dollars, with a notional amount of $14,000. This swap has a final maturity date on November 16, 2007. The aggregate fair value of this swap, which represents the amount that would be received if the agreements were terminated at September 30, 2007, is a loss of $888 (no unrealized gains or losses at September 30, 2006 and gain of $1,797 at December 31, 2006).

GTL Equity Investments Corp. entered on a swap where it receives an amount of interest based on defined fixed rates, and pays a variable interest rate based on LIBOR, with a notional amount of $10,000. These swaps have a final maturity date on October 11, 2007. Additionally, it contracted cross-currency put options between Brazilian reais and U.S. dollars amounting $51, with final maturity date on October 30, 2007. The aggregate fair value of these swaps and put options, which represents the amount that would be received if the agreements were terminated at September 30, 2007, is a gain of $615 (no unrealized gains or losses at September 30, 2006 and gain of $2,564 at December 31, 2006).

During the second quarter of this year, the subsidiary Gerdau Aços Especiais has reached an agreement with BNDES Participações S.A. (“BNDESPAR”), which is the largest minority shareholder of Aços Villares. This agreement provides BNDESPAR a put option to sell its stake of 28.8% in Villares to the Company, for a determinable price. Such price was determined to be the higher of: (a) the offering price included in the public offering the Company has made when the acquisition of Corporación Sidenor was completed last year, plus interest of TJLP + 4% p.a., less any dividends paid by Villares capitalized on the same interest, or (b) the price per share of the public offering divided by 130% of the price of Gerdau S.A. shares, which result in a total quantity of options to BNDESPAR. At the end of fifth year of the contract, BNDESPAR has the higher option between (a) or (b) above. From the fifth and up to the seventh year, the option is still outstanding, but the price is only the one described on (a) above. As of September 30, 2007, this put option has no market value, because the underlying asset has a market quotation significantly higher than any of the exercise prices described in (a) and (b) above. Therefore, no liability was recorded regarding this put option as of September 30, 2007.

Operations in Europe

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil (Aços Villares S.A. - “Aços Villares”). The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to Euro 165.828 ($ 236.597). Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. The Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years. The Company’s obligation to purchase from Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of September 30, 2007, such obligation amounts to $376.299.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Operations in South America

The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash or in shares of Gerdau. Such options are accounted for at its estimated fair value, in the amount of $3,830 as of September 30, 2007, under Other long term liabilities ($1,592 as of September 30, 2006 and $1,512 as of December 31, 2006). The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau; such commitment is accounted for at its estimated fair value, in the amount of $93,688, recorded under Other long term assets ($49,571 as of September 30, 2006 and $62,164 as of December 31, 2006).

Gerdau Ameristeel

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at September 30, 2007, is a loss of $2,693 (loss of $2,040 at September 30, 2006 and loss of $3,390 at December 31, 2006).

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

10	Segment information

There are no significant inter-segment sales transactions and the identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units by which the Executive Committee manages its operations:

	Nine-month period ended September 30, 2007
				Latin					Total as
		Açominas		America		Inter-		Adjustments	per
	Long	Ouro	Specialty	(except	North	Segment		and	financial
	Brazil	Branco	Steel	Brazil)	America	Elimination	Total	reconciliations	statements
Net sales	2,941,118	1,239,924	1,275,288	1,386,494	4,598,997	(496,862)	10,944,959	310,652	11,255,611
Financial income (expenses), net	375,247	(52,336)	(34,495)	(14,541)	(30,278)	-	243,597	(63,410)	180,187
Net income	419,658	193,702	151,843	164,396	409,759	-	1,339,358	(87,219)	1,252,139
Capital expenditures	92,717	559,562	68,042	508,587	4,337,996	-	5,566,904	138,403	5,705,307
Depreciation and amortization	108,137	126,231	62,514	33,606	112,963	-	443,451	20,447	463,898
Identifiable assets	2,693,034	3,070,355	1,093,032	1,518,185	4,173,102	(346,345)	12,201,363	1,146,973	13,348,336

	Nine-month period ended September 30, 2006
				South					Total as
		Açominas		America		Inter-		Adjustments	per
	Long	Ouro	Specialty	(except	North	Segment		and	financial
	Brazil	Branco	Steel	Brazil)	America	Elimination	Total	reconciliations	statements
Net sales	2,036,352	1,212,458	827,968	762,198	3,752,396	(503,497)	8,087,875	762,337	8,850,212
Financial income (expenses), net	68,600	40,816	20,587	2,594	(38,417)	-	94,180	(36,925)	57,255
Net income	507,113	220,773	90,387	105,568	313,570	-	1,237,411	(121,698)	1,115,713
Capital expenditures	235,073	226,722	236,821	100,466	292,024	-	1,091,106	89,366	1,180,472
Depreciation and amortization	74,868	102,070	37,766	26,010	107,096	-	347,810	43,251	391,061
Identifiable assets	2,305,425	1,914,036	833,687	904,747	2,623,810	(292,682)	8,289,023	683,578	8,972,601

	Three-month period ended September 30, 2007
				Latin					Total as
		Açominas		America		Inter-		Adjustments	per
	Long	Ouro	Specialty	(except	North	Segment		and	financial
	Brazil	Branco	Steel	Brazil)	America	Elimination	Total	reconciliations	statements
Net sales	1,209,308	446,561	461,283	568,108	1,647,163	(240,837)	4,091,586	(116,834)	3,974,752
Financial income (expenses), net	95,894	(25,160)	(8,923)	(12,992)	(17,630)	-	31,188	(46,721)	(15,533)
Net income	134,965	72,650	51,869	53,147	130,767	-	443,398	(32,525)	410,873
Capital expenditures	29,647	190,784	13,756	101,322	4,242,662	-	4,578,170	68,150	4,646,320
Depreciation and amortization	49,250	39,630	24,560	12,991	45,811	-	172,242	4,478	176,720
Identifiable assets	2,693,034	3,070,355	1,093,032	1,518,185	4,173,102	(346,345)	12,201,363	1,146,973	13,348,336

	Three-month period ended September 30, 2006
				South					Total as
		Açominas		America		Inter-		Adjustments	per
	Long	Ouro	Specialty	(except	North	Segment		and	financial
	Brazil	Branco	Steel	Brazil)	America	Elimination	Total	reconciliations	statements
Net sales	818,072	536,790	257,604	309,364	1,223,927	(378,428)	2,767,329	289,696	3,057,025
Financial income (expenses), net	(61,518)	(4,467)	5,224	4,268	(14,020)	-	(70,513)	(37,974)	(108,487)
Net income	131,386	97,659	26,651	49,730	96,429	-	401,855	(133,780)	268,075
Capital expenditures	40,062	5,372	32,423	71,581	76,429	-	225,867	78,686	304,553
Depreciation and amortization	22,648	34,076	14,460	8,625	40,376	-	120,185	27,960	148,145
Identifiable assets	2,028,617	1,914,036	833,687	904,747	2,623,810	(15,874)	8,289,023	683,578	8,972,601

	Year-end December 31, 2006
				South				Total as
		Açominas		America			Adjustments	per
	Long	Ouro	Specialty	(except	North		and	financial
	Brazil	Branco	Steel	Brazil)	America	Total	reconciliations	statements
Depreciation and amortization	109,469	138,950	47,255	34,902	142,494	473,070	31,058	504,128
Identifiable assets	1,964,106	2,117,343	979,195	940,275	2,574,244	8,575,163	1,079,764	9,654,927

The segment information above has been prepared under Brazilian GAAP and consistent with the criteria used to present segment information at the year end financial statements. The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products (which as from its acquisition in January 2006 include the operations of Corporación Sidenor), Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), Latin America (which excludes the operations in Brazil) and North America. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil. Eliminations of intersegment sales and accounts receivables were presented in prior periods within "Long Brazil". As from this year we are presenting those eliminations separately. The financial information for the nine-month and three-month periods ended September 30, 2006 currently presented has been reviewed to separately present those eliminations.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

Geographic information about the Company presented following the same basis as the financial statement is as follows with revenues classified by the geographic region from where the product has been shipped:

	Nine-month period ended September 30, 2007
		Latin America	North
	Brazil	(except Brazil)	America	Europe	Total
Net sales	4,763,170	1,219,362	4,071,989	1,201,090	11,255,611
Long lived assets	4,986,075	908,577	5,153,246	1,425,703	12,473,601

	Nine-month period ended September 30, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total
Net sales	3,969,258	768,316	3,425,055	687,583	8,850,212
Long lived assets	3,657,812	444,020	1,447,402	410,715	5,959,949

	Three-month period ended September 30, 2007
		Latin America	North
	Brazil	(except Brazil)	America	Europe	Total
Net sales	1,767,166	468,650	1,397,176	341,760	3,974,752
Long lived assets	4,986,075	908,577	5,153,246	1,425,703	12,473,601

	Three-month period ended September 30, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total
Net sales	1,379,762	321,370	1,159,124	196,769	3,057,025
Long lived assets	3,657,812	444,020	1,447,402	410,715	5,959,949

	Year ended December 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total
Long lived assets	3,886,733	347,733	1,539,524	762,295	6,536,285

Long lived assets include property, plant and equipment, equity investments, investments at cost, intangible assets and goodwill.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

11	Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	Three-month period ended		Nine-month period ended
	September 30,		September 30
	2007	2006	2007	2006
Income before taxes and minority interest	630,608	468,022	2,091,998	1,786,083
Brazilian composite statutory income tax rate	34%	34%	34%	34%
Income tax at Brazilian income tax rate	214,407	159,127	711,279	607,268
Reconciling items:
Foreign income having different statutory rates	(44,923)	2,358	(96,413)	(24,362)
Non-taxable income net of non-deductible expenses	(2,496)	(3,966)	(15,040)	(19,308)
Tax deductible goodwill recorded on statutory books	(36,438)	(32,222)	(104,913)	(96,141)
Benefit of deductible interest on equity paid to shareholders	(25,589)	(92)	(65,015)	(34,850)
Other, net	2,808	(18,329)	(895)	(34,855)
Income tax expense	107,769	106,876	429,003	397,752

12	Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company's Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company's consolidated statements of financial position:

Brazil plans

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	4,500	3,331	12,940	9,975
Interest cost	12,025	9,943	34,584	29,774
Expected return on plan assets	(22,077)	(17,853)	(63,491)	(53,462)
Amortization of transition asset	(1,272)	(169)	(3,657)	(507)
Amortization of prior service cost	275	242	791	724
Amortization of net actuarial gain	(418)	(1,231)	(1,202)	(3,687)
Employees contributions	(768)	(710)	(2,209)	(2,127)
Net pension benefit cost	(7,735)	(6,447)	(22,244)	(19,310)

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

North America plans

Pension Plan

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	6,179	4,532	17,598	13,064
Interest cost	8,222	6,795	23,451	19,184
Expected return on plan assets	(8,948)	(6,810)	(25,598)	(19,108)
Amortization of transition liability	52	47	148	141
Amortization of prior service cost	877	324	2,509	972
Amortization of net actuarial loss	832	837	2,379	2,511
Net pension benefit cost	7,214	5,725	20,487	16,764

Other benefits

	Three-month period ended		Nine-month period ended
	September 30,		September 30,
	2007	2006	2007	2006
Components of net periodic benefit cost
Service cost	760	528	2,131	1,273
Interest cost	1,661	1,378	4,660	2,832
Amoritzation of prior service cost	(91)	(82)	(256)	(246)
Amortizacion of net actuarial loss	138	25	387	75
Net pension benefit cost	2,468	1,849	6,922	3,934

13	Guarantee of indebtedness

(a)
Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$147,854 (equivalent of $80,403 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($41,665) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 ("FIN 45"). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)
Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços are the guarantor on Senior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400,000 (equivalent of R$735,560 at period-end exchange rate).

(c)
Gerdau is the guarantor on loans of its subsidiary GTL Spain in the amount of $7,982 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $173,180. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the $600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas Gerdau Aços Longos and Siderperu in the amount of $660,536, $30,239 and $150,000, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

GERDAU S.A.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)
(in thousands of U.S. Dollars, unless otherwise stated)

(d)
Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At September 30, 2007 customer guarantees provided by the company totaled $3,371, $8,743, $11,805 and $574, respectively. Since Banco Gerdau S.A., Gerdau Açominas, Gerdau Comercial de Aços, Gerdau Aços Especiais and Gerdau Aços Longos are under the common control of Metalúrgica Gerdau, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

(e)
GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Gerdau Comercial de Aços S.A., in amount to $2,000 (equivalent of R$3,678 at period-end exchange rate). Since GTL Equity and Gerdau Comercial de Aços S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

(f)
Gerdau S.A., Gerdau Aços Longos, Gerdau Açominas, Gerdau Aços Especiais, Gerdau Comercial de Aços and Açominas Overseas provides guarantees to Gerdau Ameristeel on its Bridge Loan and Term Loan for the acquisition of Chaparral Steel Company, on the total amount of $4,350,000. Since the guarantors and the guarantee are entities under common control of Gerdau S.A., this guarantee is not covered by the recognition provisions of FIN 45.

14	Subsequent events

(a)
In November, 2007, the Company has proposed the payment of R$0.34 (equivalent to $0.18 at the period end exchange rate) interest on capital to common and preferred share as a prepayment of statutory dividends. Such interest on capital will be computed and credited to the shareholders on November 21, 2007.

(b)
In October 2007, the subsidiary Gerdau Ameristeel acquired Enco Materials Inc., a leading sales company on fabricated steel and construction steel. Such company is located in Nashville, Tennessee, and have eight sites located in Arkansas, Tennessee and Georgia.

(c)
In October 2007, the Company has signed a MOU (Memorandum of Understanding) for the acquisition of an interest of 49% in the holding Corsa Controladora, S.A. de C.V., located in Mexico City, Mexico, which holds 100% of Aceros Corsa, S.A. de C.V. and its distributors. Aceros Corsa is a long steel mini-mill producer (light commercial profiles) with an installed capacity of 150 thousand tons of crude steel and 300 thousand tons of rolled products annually. The agreed price for the acquisition of this interest is $100,500.

(d)
In October 2007, the Company has concluded the issuance of a 7.25% 10-year bond, in the total amount of $1,000,000. Such proceeds will be used to finance a capital increase in the North American subsidiaries, in order to support the acquisition of Chaparral Steel Company conducted by those subsidiaries.

(e)
In November 2007, the subsidiary Gerdau Ameristeel Corporation concluded a equity placement of 110 million common stocks, plus an overallotment of 15%, at a price of $12.25 per stock. Such equity placement increase the subsidiary’s capital in $1,350,000 ($1,550,000 considering the overallotment) and will be used to partially pay the loans incurred by Gerdau Ameristeel Corporation in connection with the acquisition of Chaparral

(f)
In November 2007, the Company has signed an agreement for the acquisition of all outstanding shares of Quanex Corporation for $39.20. The agreement includes only the specialty steel segment and corporate segment of Quanex Corporation, and does not include its building products segment. The specialty steel segment, Macsteel, is the second largest special bar quality producer of the US, and operates three mini-mills located in Jackson and Monroe, in Michigan, and Forth Smith, Arkansas. Macsteel produces 1.2 million crude steel and 1.1 million rolled steel of metric tons per year. This transaction is subject to the approval of Quanex shareholders and the US antitrust agencies.

* * *